United States

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attn: Jennifer Thompson, Branch Chief

Re:          The Pep Boys - Manny, Moe & Jack

Form 10-K for the Fiscal Year Ended January 30, 2010

Filed April 12, 2010

File No. 1-3381

February 22, 2011

Dear Ms. Thompson:

Set forth below are the Company’s responses to your letter dated February 8, 2011 regarding the above referenced filings. For your convenience, we have included your comments.

Form 10-K for the Year Ended January 30, 2010

Results of Operations, page 22

Fiscal 2009 vs. Fiscal 2008, page 23

1. We note your response to comment two of our December 16, 2010 letter.  Please confirm that you will expand your proposed disclosure to include the information, or similar information, provided in the first through third paragraphs of your response.  For guidance please refer to Section I.B. of Securities Act Release No. 33-8350 (December 19, 2003).

Response:

In future filings we will include information which is similar to that provided in the first through third paragraphs of our original response.  We believe it is appropriate to include the detailed information provided in these paragraphs in the business strategy section of Part I, Item 1 of our Form 10-K, and we will make reference to this information in Management’s discussion and analysis.

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies, page 45

Note 18 — Legal Matters, Page 77

2. We have reviewed your response to comment seven in our letter dated December 16, 2010.  We note that you recorded a $3 million accrual in the fourth quarter of fiscal 2008 to correct the non-conforming inventory items that were seized and/or restricted for sale by the Environment Protection Agency (“EPA”), and, as corrections were made to the non-conforming inventory, you charged the cost incurred against the accrual and reversed the excess. Considering you recorded a $3 million contingency and later reversed the expense by $1 million each during three subsequent quarters, it appears that the net impact of this accrual and reversal on your statement of operations was nominal and that no material payments were made to correct the non-conforming inventory.  If our understanding is correct, please clarify why it appears you amortized the release of this accrual over several quarters rather than derecognizing the liability at the point you determined payment was no longer probable.  Otherwise, please tell us the actual costs incurred to correct the non-conforming inventory during the third and fourth quarters of fiscal 2009 and the first and second quarters of fiscal 2010 and explain how you determined the timing of your accrual reversal was appropriate.  Please also confirm to us, if true, that at the time the accrual was reversed, the EPA approved the corrections and permitted sale of the products.  Furthermore, please tell us how you estimated the $3 million accrual in the fourth quarter of fiscal 2008 and why you believe that amount was reasonable at that time.

Response:

Your understanding is correct that no material payments were ultimately made by the Company to correct the non-conforming inventory.  However, certain costs were incurred by our vendor on our behalf in satisfaction of such vendor’s indemnification obligations to the Company.  At the time that the accrual was recorded, our vendor was under significant financial distress, which caused the Company to believe that our vendor may be unable to satisfy such indemnification obligations and as such we did not consider any recoveries in estimating the re-work contingency accrual.   To this day, our vendor remains under significant financial distress.

With respect to the reversal of the liability, we did not amortize the release of the accrual over several quarters.  Rather, as discussed in more detail below, we incurred remediation costs, received vendor reimbursements or credits for returns, and derecognized the portion of the liability related to specific merchandise during the quarter in which such merchandise was remediated as described below.

In the fourth quarter of fiscal 2008, the EPA seized and/or restricted the Company’s ability to sell certain personal transportation merchandise.  The seized and/or restricted inventory consisted of six distinct products, or stock keeping units (SKUs), totaling approximately 15,800 units with a carrying value of approximately $9.2 million.  In the fourth quarter of fiscal 2008, using the information available to us at that point in time, we developed our best estimate of the cost to correct the non-conforming items so that they would be salable under EPA regulations.  For each specific SKU, we considered the amount of parts, labor, transportation (shipping) and testing that we believed would be necessary to bring the SKUs into conformity.  The aggregate estimate for these costs was approximately $3.0 million.

In the third quarter of fiscal 2009, the EPA determined that the Company could begin selling two of the six restricted SKUs “as is” without remediation.  Accordingly, we reversed the approximately $1.0 million of the excess accrual associated with these two SKUs at that time.

In the fourth quarter of fiscal 2009, we completed the remediation work and received the EPA’s approval to begin selling two of the remaining four restricted SKUs. These two SKUs required minor modifications at a cost of approximately $0.2 million, which was paid by our vendor.  Accordingly, we reversed the approximately $1.0 million of the excess accrual associated with these two SKUs at that time.

During the second quarter of fiscal 2010, the Company completed the remediation work and received the EPA’s approval to begin selling one of the two remaining SKUs.  This SKU required significant modifications at a cost of approximately $0.3 million which was paid by our vendor.  Also, during the second quarter of fiscal 2010, after determining that the required remediation to correct the final remaining SKU would cost approximately $0.9 million, our vendor agreed to accept the return of the item and credit our account for the original purchase price.  Accordingly, we reversed the approximately $1.0 million of the excess accrual associated with these two SKUs during the second quarter of fiscal 2010.

In the aggregate, the actual remediation costs were approximately $1.6 million ($0.5 million indemnified by vendor, $0.9 million which was obviated as the vendor accepted the return of the product and $0.2 million in related emissions testing costs expensed by the Company).  Total remediation costs regardless of the party absorbing the ultimate cost was $1.6 million versus the original $3.0 million estimate.

Please feel free to contact me with any questions at 215-430-9727.

Sincerely,

/s/ Raymond L. Arthur
Executive Vice President and Chief Financial Officer

cc: Yong Kim, Staff Accountant, Securities and Exchange Commission